UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. ___)

                                  BENCKISER NV
                   -----------------------------------------
                                (Name of issuer)

                          COMMON STOCK, CLASS B SHARES
                   -----------------------------------------
                         (Title of class of securities)

                                    D0882P103
                   -----------------------------------------
                                 (CUSIP number)

                                  MARCH 8, 1999
                   -----------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the  appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1(b)
                               /X/ Rule 13d-1(c)
                               / / Rule 13d-1(d)

---------------------------------
      CUSIP No. D0882P103
---------------------------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED                  0
BY EACH REPORTING            ---------------------------------------------------
PERSON WITH                         SHARED VOTING POWER
                             6      2,340,277
                             ---------------------------------------------------
                                    SOLE DISPOSITIVE POWER
                             7      0
                             ---------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                             8      2,604,412
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,604,412
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.7%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

---------------------------------
      CUSIP No. D0882P103
---------------------------------



--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Morgan Grenfell Asset Management Limited
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         England and Wales
--------------------------------------------------------------------------------
NUMBER OF SHARES                 5    SOLE VOTING POWER
BENEFICIALLY OWNED                    0
BY EACH REPORTING              -------------------------------------------------
PERSON WITH                           SHARED VOTING POWER
                                 6    2,025,187
                               -------------------------------------------------
                                      SOLE DISPOSITIVE POWER
                                 7    0
                               -------------------------------------------------
                                      SHARED DISPOSITIVE POWER
                                 8    2,286,222
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         2,286,222
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         5.9%
--------------------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         HC, IA
--------------------------------------------------------------------------------

ITEM 1(A).   NAME OF ISSUER:

             Benckiser NV (the "Issuer")

ITEM 1(B).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             The address of the Issuer's principal executive offices is Schiphol Boulevard 229, WTC AA, 1118 BH Schiphol Airport, The Netherlands.

ITEM 2(A).   NAME OF PERSON FILING:

             This statement is filed on behalf of Deutsche Bank AG ("DBAG") and Morgan Grenfell Asset Management Limited ("MGAM" and, together with DBAG, the "Reporting Persons").

ITEM 2(B).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             The principal place of business of DBAG is Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

             The principal place of business of MGAM is 20 Finsbury Circus, London, EC2M 1NB, England.

ITEM 2(C).   CITIZENSHIP:

             The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

ITEM 2(D).   TITLE OF CLASS OF SECURITIES:

             The title of the securities is common stock, B shares, which also includes securities held in the form of American Depository Receipts (the "Common Stock").

ITEM 2(E).   CUSIP NUMBER:

             The CUSIP number of the Common Stock is set forth on each cover page.

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

             (a)  / /  Broker or dealer registered under section 15 of the Act;

             (b)  / /  Bank as defined in section 3(a)(6) of the Act;

             (c)  / /  Insurance  Company as defined in section  3(a)(19) of the
                       Act;

             (d)  / /  Investment  Company  registered  under  section  8 of the
                       Investment Company Act of 1940;

             (e)  / /  An   investment   adviser   in   accordance   with   Rule
                       13d-1(b)(1)(ii)(E);

             (f)  / /  An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

             (g)  / /  A parent holding  company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

             (h)  / /  A savings  association  as defined in section 3(b) of the
                       Federal Deposit Insurance Act;

             (i)  / /  A church plan that is excluded from the  definition of an
                       investment   company  under   section   3(c)(14)  of  the
                       Investment Company Act of 1940;

             (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

             If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

ITEM 4.      OWNERSHIP.

             (A)  AMOUNT BENEFICIALLY OWNED:

                  Each of the  Reporting  Persons  owns the amount of the Common
             Stock as set forth on the applicable cover page.

             (B)  PERCENT OF CLASS:

                  Each of the  Reporting  Persons  owns  the  percentage  of the
             Ordinary Shares as set forth on the applicable cover page.

             (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (I)  SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                       Each of the Reporting  Persons has the sole power to vote
                  or direct the vote of the Common Stock as set forth on the applicable cover page.

                  (II)  SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                       Each of the  Reporting  Persons  has the shared  power to
                  vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                  (III)   SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                       Each of the  Reporting  Persons  has the  sole  power  to
                  dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                  (IV)  SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                       Each of the  Reporting  Persons  has the shared  power to
                  dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

             Not applicable.

ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

             Investment management clients of the Reporting Persons have the ultimate right to any dividends from Common Stock and the proceeds from the sale of Common Stock.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

             The following subsidiaries of DBAG and/or MGAM which hold Common Stock included in the figure on the cover pages: Morgan Grenfell Investment Management Limited; Morgan Grenfell Investment Services Limited; Deutsche Gesellschaft fur Wertpapiersparen mbH; Deutsche Fund Management Inc.; Deutsche Vermogensbildungsgesellschaft mbH; Deutsche Asset Management Investmentgesellschaft mbH; and Deutsche Asset Management International GmbH.


ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

             Not applicable.

ITEM 9.      NOTICE OF DISSOLUTION OF GROUP.

             Not applicable.

ITEM 10.     CERTIFICATION.

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 1999



                                            DEUTSCHE BANK AG



                                            By:  /s/ Dr. Dieter Eisele
                                               ---------------------------------
                                               Name:   Dr. Dieter Eisele
                                               Title:  Group Head of Compliance



                                            By:  /s/ Dr. Rainer Grimberg
                                               ---------------------------------
                                               Name:   Dr. Rainer Grimberg
                                               Title:  Vice President

                                                                       EXHIBIT 1


               Consent of Morgan Grenfell Asset Management Limited


             The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and Morgan Grenfell Asset Management Limited pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934.

Dated:  March 12, 1999



                                            MORGAN  GRENFELL  ASSET   MANAGEMENT
                                              LIMITED



                                            By:  /s/ William Slattery
                                               ---------------------------------
                                               Name:   William Slattery
                                               Title:  Head of Business Risk